Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless Board Approves Growth Strategy to Scale Recurring

Revenue from 5,000+ Contracted Towers

Plan targets approximately 2,000 cumulative towers by the end of 2028, prioritizes disciplined financing and advances new infrastructure revenue opportunities

Quebec, QC, Canada – November 11, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a provider of rural connectivity infrastructure in Africa, today announced that its Board of Directors has approved a strategic growth plan focused on converting its contracted Network-as-a-Service (“NaaS”) portfolio into a larger base of recurring infrastructure revenue. The plan targets approximately 2,000 cumulative towers by the end of 2028 and establishes a disciplined approach to financing, deployment and the phased development of complementary infrastructure businesses. The target is subject to financing, execution and other conditions.

With more than 5,000 towers under contract, NuRAN’s principal opportunity is to turn contracted demand into operating towers, recurring revenue and, over time, stronger cash generation. The Board reviewed the Company’s deployment pipeline, operating capabilities, funding requirements and adjacent growth opportunities. Capital deployment will be prioritized according to site economics, operational readiness, financing availability and regulatory and contractual requirements, under ongoing Board oversight.

As part of its approval, the Board has requested that management complete a 90-day validation period. During this period, management is required to deliver a complete plan to the Board, including a detailed schedule, risk analysis, disciplined investment thesis, currency movement analysis, potential asset alignment and implementation phases. The Board will assess this work before further capital is committed to the plan.

Key Priorities of the Board-Approved Plan

●	Convert contracted towers into recurring revenue: Focus on site construction, acceptance, network uptime, revenue activation and cash collection, with deployment capital allocated to commercially and financially viable site groups.
●	Scale toward 2,000 cumulative towers by the end of 2028: Pursue a measurable deployment objective designed to increase recurring revenue, spread fixed operating costs across a larger network and strengthen the platform for reinvestment, subject to available financing and execution milestones.
●	Build NuEnergy around existing network demand: Develop solar generation, battery storage and energy-management solutions in phases, initially serving NuRAN’s network portfolio, while assessing project financing and potential third-party customers.
●	Validate NuRAN EDGE before committing significant expansion capital: Pursue customer-supported pilots and partnerships in edge computing and local AI processing; expand only where demand, security, technical performance and unit economics are demonstrated.

PRESS RELEASE

●	Maintain a disciplined approach to equity financing: Evaluate available shelf capacity and any future at-the-market (“ATM”) offering in light of market conditions, share liquidity, pricing, potential dilution and expected returns. Neither shelf capacity nor a potential ATM constitutes committed funding.
●	Conclude proposed US$12 million debt financing: Continue due diligence and documentation under the previously announced mandate letter for a proposed senior debt facility. Funding is not committed and remains subject to definitive agreements, approvals and closing conditions.
●	Match financing to site-level returns: Explore development finance institution (“DFI”), lender and shareholder-supported funding structures, aligning commitments with deployment readiness, equity requirements and covenant capacity.
●	Pursue selective partnerships and expansion: Consider regional hubs, strategic partnerships and acquisitions only where they improve execution or offer attractive risk-adjusted returns relative to organic deployment.

Turning Contracted Demand into a Scalable Infrastructure Business

NuRAN’s immediate priority is execution: deploying contracted towers, bringing them into service and converting network usage into recurring revenue. As the installed base expands, management expects opportunities to improve operating leverage and capital efficiency. NuRAN Networks remains the core near-term business; NuEnergy and NuRAN EDGE offer potential additional revenue streams but will advance only after defined commercial and technical milestones are met.

The Company is also evaluating licensed Starlink low Earth orbit satellite backhaul through third-party service-provider arrangements. If successfully validated, this approach could improve connectivity at towers where terrestrial backhaul is unavailable or uneconomic, support higher-capacity 4G services and expand the potential applications of NuRAN’s rural network. Together with NuEnergy’s power infrastructure and NuRAN EDGE’s proposed local-computing capabilities, these initiatives could increase the utility of each site and broaden NuRAN’s long-term infrastructure offering. All remain subject to technical, commercial, regulatory and capital-allocation requirements.

“Our opportunity is to convert more than 5,000 contracted towers into a growing, revenue-producing digital infrastructure asset,” said Francis Létourneau, President and Chief Executive Officer of NuRAN Wireless. “The Board has aligned our priorities around what investors can measure: towers deployed and accepted, network performance, revenue maximization per tower and prudent use of capital. Our objective of approximately 2,000 cumulative towers by the end of 2028 gives us a clear execution benchmark, while NuEnergy and NuRAN EDGE create potential upside that we will pursue only when the economics are supported. Financing and disciplined delivery will determine the pace of growth.”

PRESS RELEASE

Upcoming Milestones and Investor Reporting

This release establishes the priorities against which NuRAN intends to report progress. Subject to applicable disclosure requirements and material developments, future updates are expected to cover:

1.	progress under the proposed US$12 million senior debt facility mandate and other financing initiatives;
2.	Beginning in 2027, quarterly site deployment, acceptance, uptime and operating performance;
3.	NuEnergy structuring, project-finance readiness and initial commercial initiatives;
4.	NuRAN EDGE customer discovery, partnerships and pilot milestones;
5.	Capital-market readiness, including any decision to implement an ATM program;
6.	Senior leadership and Africa-based execution capacity;
7.	Strategic partnership, DFI engagement and selected M&A developments, where applicable; and
8.	Growth in the contracted tower portfolio through an economically viable and operationally efficient regional hub strategy.

NuRAN intends to emphasize measurable execution indicators, including deployed and accepted towers, uptime, operating performance, financing progress and capital efficiency. The Company will continue to distinguish potential financing sources from binding commitments and will report on NuEnergy and NuRAN EDGE as their commercial validation advances.

About NuRAN Wireless

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 towers under contract, a portion of which have been built and are operating. Its platform combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to address the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation through NuEnergy, its wholly owned subsidiary focused on owning and operating the Company’s solar, storage and hybrid power systems across its African footprint.

PRESS RELEASE

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau, Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws, including the securities laws of the Province of British Columbia, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements other than statements of historical fact are forward-looking statements. Forward-looking statements are generally, but not always, identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “will,” “would” and similar expressions, or by statements that certain events, actions or results “may,” “could,” “should,” “would” or “will” occur, be achieved or be realized. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those expressed or implied by such statements. Such statements include, without limitation, statements regarding the Company’s business plan, expected site deployment, the objective of reaching approximately 2,000 cumulative towers by the end of 2028, anticipated financing initiatives, the proposed senior debt facility, a potential ATM program, NuEnergy, NuRAN EDGE, licensed LEO satellite backhaul through third-party service provider arrangements, migration to 4G and beyond, increased bandwidth demand and related digital services, DFI engagement, M&A opportunities, operating cash generation and potential shareholder value creation.

Forward-looking statements are based on management’s current expectations, estimates, assumptions and projections and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including risks related to the Company’s Nasdaq and other exchange listings and continued compliance with applicable listing standards; the Company’s obligations as a reporting issuer under applicable Canadian securities laws, including the securities laws of the Province of British Columbia, and oversight by the British Columbia Securities Commission; dilution or other consequences of future financings; and the risks described under “Risk Factors” and elsewhere in the Company’s most recent annual report on Form 40-F, subsequent reports furnished on Form 6-K and other filings with the U.S. Securities and Exchange Commission, and in the Company’s filings on SEDAR+ at www.sedarplus.ca.

Financing discussions, mandate letters, expressions of interest, shelf capacity and prospective facilities do not constitute committed capital unless and until definitive agreements are executed and all applicable conditions are satisfied.

Readers are cautioned not to place undue reliance on forward-looking statements. There can be no assurance that the deployments, operating-site targets, revenue levels, contracted-site objectives, financing activities or additional revenue initiatives will occur or be realized as currently contemplated. The forward-looking statements in this news release speak only as of its date and are expressly qualified in their entirety by this cautionary note. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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